April 28, 2005

MAIL STOP 0511

Mr. Yang Wu, President and CEO
Thrifty Printing, Inc.
3702 South Virginia Street, #G12-401
Reno, NV 89502-6030

Re:	Thrifty Printing, Inc.
File No. 333-122005
Registration Statement on Form SB-2
      Amendment 1 filed March 17, 2005

Dear Mr. Wu:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our previous comment one and repeat the comment in part. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure should be included in your prospectus to demonstrate your status as a non-blank check company, including the assurance of the company`s intention not to enter into a merger or acquisition. Please also include a specific plan for implementing such business plan.

2. We note your response to our previous comment two. We note that on page 19 of the initial SB-2 filing filed on January 13, 2005, you state that 2,000,000 shares of common stock were outstanding on December 31, 2004. In amendment one, on page 20, you state that 3,200,000 shares were outstanding on February 28, 2005. In amendment one, in the Recent Sales of Unregistered Securities section, you state that the company further sold 1,200,000 shares of common stock to its directors and officers on December 31, 2004. We note that this transaction was not disclosed in the initial registration statement. Please explain why neither the additional 1,200,000 shares outstanding nor the transaction involving the company selling the 1,200,000 shares to its officers and directors was disclosed in the initial registration statement. In addition, please explain why the interim statements of operations for the three months ended December 31, 2004 reflect the weighted average number of shares outstanding as 2,000,000 shares. We may have further comments.

Back Cover Page of Prospectus

3. Please provide the dealer prospectus delivery language required by
Item 502(b) of Regulation S-B.

Prospectus Summary

4. We repeat in part our previous comment six. Please briefly describe the business operations since October 1, 2004. Please describe whether the company has begun receiving and developing photos through its website on the internet.

5. We note the statement that "[w]e provide primarily digital photography photofinishing through our website. Information contained on our website does not form part of this prospectus." Please include the company`s website address. Please clearly disclose whether the company`s website is fully operational or at what stage of development.

6. We note the statement that "[o]ur business plan for the next 12 months is to improve our website to make easier for our customers to use our website for photofinishing." Please disclose the first steps of your proposed business plan. Please revise to discuss whether your website is fully operational and, if not, whether it is likely to be fully operational in the next 12 months.

7. We note the statement that the company`s business plan is "to have about 60 corner stores in the Calgary and San Francisco areas to participate in our website photofinishing operations." Please provide a reasonable basis for the statement or delete.

8. Please clarify that the net loss is for the three month period ending December 31, 2004 or provide the net loss since inception which may be more helpful to investors.

Risk Factors

9. In risk factor one, please clarify that the net loss is for the three month period ending December 31, 2004 or provide the net loss since inception which may be more helpful to investors. Please include that the company currently does not have enough cash to fund operations for the next twelve months.



10. In risk factor two, please do not include an amount of revenue which is not reflected in the financial statements. In addition, please include whether the company has begun to receive and develop any photos from its website.

11. In risk factor three, we note the statement that "[t]he legal system regarding civil liabilities in China is very different from that in the United States." Please describe whether it would be difficult for an investor to enforce civil liabilities against an officer or director in China.

12. We repeat in part our previous comment 16. In risk factor six, we note that the company discusses that operations may be disrupted by technological or other problems. Please discuss whether the company`s website is fully operational.

13. In risk factor nine, please discuss which director and officer is involved in other business activities and describe such other business activities. Please discuss the amount of time per week this director or officer intends to devote to the company.

Directors, Executive Officers, Promoters and Control Persons

14. We repeat in part our previous comment 23. Please discuss whether Mr. Wu still owns the online store selling Chinese CDs and the moving company in Japan. If not, please explain why. Also include any amount of time per week which he devotes to these other companies. Please describe whether he is a full-time graduate student and explain how he spends the other 70% of his working hours.

Description of Property

15. Please discuss the principal terms of the lease agreement for the company`s office in China.

Description of Business

16. Please confirm supplementally that the company has received orders from corner stores whereupon the company has provided digital photography photofinishing to such corner stores through the company`s website. The company may want to state clearly how the company has generated revenue. Please only include the amount of revenue if such revenue is described in the financial statements. Otherwise, only refer to such revenues as minimal, but do not include the amounts. If the company will include updated financial statements in its next amendment, please describe the revenue in the
Management Discussion and Analysis section.

Our Current Business

17. In this section, please clearly describe specifically whether the company`s website is fully operational or the current stage of development.

18. Please explain the term "conventional film photographers" and explain how these persons use the company`s website.

19. Please describe whether persons can currently create accounts to upload, store and manipulate digital images from the company`s website and then order hard copies to be delivered in 5 business days. Throughout the prospectus, please clearly distinguish between future and current applications.

20. Please name the corner stores in Calgary, Alberta in which the company has entered into agreements. Please describe the principal terms of each agreement.

21. Please describe how a person becomes a member to use the website.
Is this part of the website fully operational? Does the company have any current members? Do these persons pay a fee to be a member?

22. Please describe the principal terms of the agreement between the company and GL Photo Processing Corp.

23. We note that the company states "[w]e currently plan to charge $1.99 per order for shipping anywhere in the U.S. and Canada." Please describe "per order." Also indicate the prices the company will charge for the photofinishing. Please clearly describe whether the company will take orders from customers in countries other than the U.S. and Canada.

24. Please discuss how the company located the Calgary corner stores in which it has entered into agreements. Also discuss how it will locate and negotiate with other corner stores in Calgary and San Francisco. Please describe whether the company will be the exclusive digital photography photofinishing company for these corner stores.
Also indicate whether the company is currently providing these services for the three corner stores in Calgary.

Marketing

25. Please provide a reasonable basis for the statement "we provide services with cheaper price than supermarket stores and wholesalers."
Has the company performed a market study? Is the company referring to supermarket stores and wholesalers in the U.S. or Canada? If you cannot provide a reasonable basis, the statement should be removed.

26. In general, some of the information in the business section appears promotional, rather than factual, and should be revised to remove all promotional statements. We refer, for example, to the reference "we plan to aggressively promote our website." Please revise accordingly.

27. Please specifically describe the national newspapers and magazines. We note that the company discloses in the MD&A section that it will allocate only $5,000 to $7,500 for marketing during the next twelve months. Please disclose any research the company has performed regarding advertisements through these mediums and the reasonable basis that the company would be able to use such mediums for the amounts described during the next twelve months. We also note that the company is uncertain whether it has these funds or if it will need to raise additional capital. Some of the statements may be promotional in nature and may need to be removed.

28. Please specifically describe the "free search engine traffic and listings."

29. Please describe the "major search engines."

Technology

30. Please discuss the principal terms of the agreement between the company and Instaspace Technologies. Please describe the recourse for the company in the case of Instarspace`s failure to provide the
"100% uptime guarantee." Also, describe whether the company currently pays Instarspace Technologies $500 a month.

Competition

31. Please describe the competitive business conditions and company`s competitive position in the industry. Please further describe the methods of competition such as price and whether the company`s orders will be priced lower than those of other similar companies.
Please
include the reasonable basis for any comparisons.  See Item
101(b)(4)
of Regulation S-B.

Growth Strategy

32. Please describe the online advertisement.

33. Please describe the trade shows that the company intends to participate.

34. Please describe the websites in which the company intends to establish as "website affiliates." Has the company entered into any such arrangements? If yes, please describe or provide the reasonable basis for the statement.

Management`s Discussion and Analysis and Plan of Operations
Plan of Operations

35. We repeat our previous comment 57. Please describe the company`s plan of operations for the next twelve months as required by Item 303(a) of Regulation S-B. Provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding. See Item 303(a)(1) of Regulation S-B.

Cash Requirements

36. Please discuss how long the company can satisfy its cash requirements. See Item 303(a)(1)(i) of Regulation S-B.

Other

37. Please discuss any expected significant changes in the number of employees. See Item 303(a)(1)(iv) of Regulation S-B.

Executive Compensation

38. We repeat our previous comment 62. Please clearly describe whether any compensation will be paid by the company to any officer for the current year.

Financial Statements
Unaudited Interim Financial Statements
Interim Balance Sheets, page 42

39. We noted that you recorded share subscriptions receivable from a director at December 31, 2004. Please tell us supplementally, and disclose in Note 3 (share subscriptions receivable, page 46) when the receivable was paid in cash. Please note that if the receivable has not been paid prior to the publication of your financial statements, the staff would expect such amounts to be presented as contra equity.
Please refer to SAB Topic 4E.

Interim Statements of Operations, page 43

40. We noted that the weighted average shares outstanding at December
31, 2004 was 2,000,000 shares; however, your disclosure on page 5
(Summary Financial Data) indicates 1,469,388 weighted average shares outstanding. Please revise this inconsistency.

Part II
Exhibits

41. Please include executed copies of the agreements for exhibits
10.3 and 10.4.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Thomas Kluck at (202) 551-3233 or Mike Karney, who supervised the review of your filing, at (202)
551-3847.

						Sincerely,


						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Ailin Wan
	Fax (604) 689-9773
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Thrifty Printing, Inc.
April 28, 2005
Page 1